Mail Stop 4561

September 2, 2008

Mr. Richard P. Conway
Principal Financial Officer
DSI Realty Income Fund X
6700 E. Pacific Coast Highway
Long Beach, CA 90803

> **Re:**   **DSI Realty Income Fund X**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 0-15346**

Dear Mr. Conway:

We have reviewed your first response letter filed on August 25, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the fiscal year ended December 31, 2007

1. We note in your response letter that you have performed an evaluation of your internal controls over financial reporting. However, you have not provided the required management's report on internal control over financial reporting within your filing on Form 10-KSB for the year ended December 31, 2007. Please amend your annual filing to provide such report.

2. It appears from your response letter that you have once again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and

highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding these comments.

Sincerely,

Kevin Woody
Branch Chief

Richard P. Conway
DSI Realty Income Fund X
September 2, 2008
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